

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY  10005

June 22, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the SPDR® Gold MiniShares(SM) of the SPDR® Gold MiniShares(SM) Trust of WORLD GOLD TRUST under the Exchange Act of 1934.


Sincerely,

*[signature: Ben Sawyer]*